Exhibit 99.2

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-219338) and Form F-3D (No. 333-187938) of Pembina Pipeline Corporation of our report dated February 28, 2017 relating to the financial statements of Veresen Inc., which appears in the Current Report on Form 6-K of Pembina Pipeline Corporation dated October 26, 2017.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

October 26, 2017

PricewaterhouseCoopers LLP

Suite 3100, 111 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 5L3 T: +1 409 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.